UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission file number 33-34948

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LIEBERT CORPORATION PROFIT SHARING PLAN
1050 Dearborn Drive
Columbus, OH 43229

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EMERSON ELECTRIC CO.
8000 W. Florissant Ave.
P. O. Box 4100
St. Louis, MO 63136

Exhibit - Attached

KPMG

LIEBERT CORPORATION
PROFIT SHARING PLAN

Financial Statements and Schedule

September 30, 2001 and 2000

(With Independent Auditors' Report Thereon)

LIEBERT CORPORATION
PROFIT SHARING PLAN

Table of Contents

191 West Nationwide Boulevard
Suite 500
Columbus, OH 43215-2568

Telephone 614 249 2300
Fax 614 249 2348

Independent Auditors' Report

Administrative Committee
Liebert Corporation:

We have audited the accompanying statements of net assets available for benefits of Liebert Corporation Profit Sharing Plan (the Plan) as of September 30, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of September 30, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Columbus, Ohio
January 11, 2002

LIEBERT CORPORATION
PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

September 30, 2001 and 2000

	2001	2000
Assets:		
Investments:		
Investments at fair value	$ 115,850,893	129,956,645
Life insurance policies at cash surrender value	1,171,486	1,446,197
Participant loans	2,570,788	2,447,048
Total investments	119,593,167	133,849,890
Receivables:		
Employer's contributions	5,620,390	5,646,061
Participants' contributions	107,350	227,766
Rollover contributions	-	30,381
Interest and dividends	6	4,265
Total receivables	5,727,746	5,908,473
Total assets	125,320,913	139,758,363
Liabilities :		
Cash overdraft	-	409,505
Life insurance premium payable	-	67,975
Total liabilities	-	477,480
Net assets available for benefits	$ 125,320,913	139,280,883

See accompanying notes to financial statements.

LIEBERT CORPORATION
PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

September 30, 2001 and 2000

		2001	2000
Additions/(reductions) in net assets attributed to:			
Contributions:			
Participants	$	7,074,894	6,131,709
Employer matching contributions		3,063,576	3,159,683
Employer discretionary profit-sharing contribution		5,552,212	5,400,000
Rollovers		551,317	238,790
Interest and dividends		7,124,188	6,752,626
Net appreciation/(depreciation) in fair value of investments		(28,604,600)	7,871,180
Increase/(decrease) in cash surrender value of life insurance policies, net of policies surrendered		73,988	38,671
Total additions/(reductions)		(5,164,425)	29,592,659
Deductions from net assets attributed to:			
Benefits paid to participants or beneficiaries		8,781,081	6,920,131
Premiums on life insurance policies		-	68,392
Administrative expenses		14,464	15,041
Total deductions		8,795,545	7,003,564
Increase/(decrease) in net assets available for benefits		(13,959,970)	22,589,095
Net assets available for benefits:			
Beginning of year		139,280,883	116,691,788
End of year	$	125,320,913	139,280,883

See accompanying notes to financial statements.

(1) Plan Description

(a) General

The following brief description of the Liebert Corporation Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan with savings and discretionary profit sharing features. The Plan covers substantially all employees of Liebert Corporation, Liebert North America Inc., Liebert Field Services, Inc., Liebert Global Services, Emerson Telecom Systems, Inc., and certain employees of Global Energy Services, Inc.(collectively defined as the Company), all wholly owned subsidiaries of Emerson Electric Co., and subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Employees of the Company become eligible for participation in the employee contribution (401(k)) feature of the Plan on the first day of the month after completion of one hour of service provided the employee was hired on or before twenty-fifth day of the month. If the employee is hired after the twenty-fifth day of the month, they will become a participant as of the first day of the second month following the date they complete one hour of service.

Employees of the Company become eligible for participation in the matching and profit sharing contribution features of the Plan as of the first day of the calendar quarter after completion of one year of service. Benefit payments to participants are based on the participants' contributions plus a vested share of the Company's contributions as well as adjustments for Plan income, net appreciation/(depreciation) of investments, forfeitures and Plan expenses (see note 2).

(b) Contributions

Pursuant to the employee contribution feature under the Plan, participants may elect to defer up to 14% of their compensation (voluntary contribution) on a pre-tax basis subject to certain limitations. The Company makes a 25% fixed matching contribution on the first 6% of the salary deferral. Additionally, the Company has the ability to make a variable matching contribution to the Plan. The variable match is based upon the Company attaining certain financial goals and is paid on the first 6% of a participant's salary deferral. The variable match can range from 0% to 50%. The Company is not obligated to make a variable match for any year. The Company made variable matching contributions of 50% in 2001 and 2000. Participant voluntary contributions and the associated Company matching contributions are invested on a weekly basis. Discretionary profit sharing contributions, if any, are paid annually. The Company is not obligated to make a discretionary contribution for any year. Such discretionary contributions are determined by the Board of Directors of Emerson Electric Co.

Participants have the ability to self-direct their respective account balances and subsequent contributions on a daily basis in increments of 1%. Participants are able to change their salary deferral percentage once per month.

(c) Vesting

Participants are immediately vested in their voluntary contributions plus net earnings thereon. Vesting of Company contributions is based on years of credited service. A participant is 25% vested in the Company matching contributions after 2 years of credited service with an additional 25% for every year of credited service thereafter, with 100% vesting in all Company matching contributions occurring after 5 years of credited service. Participants become fully vested in all Company discretionary profit sharing contributions after 5 years of credited service. No partial vesting of discretionary profit sharing contributions is earned during the first 4 years of credited service. Participants will also become 100% vested in Company matching contributions and Company discretionary profit sharing contributions upon retirement, after the age of 65, in the event of total and permanent disability (as defined in the Plan), or upon death.

(d) Investment Options

During the 2001 plan year, 12 new investment funds were added and four previous funds were eliminated from the investment fund options. The investment options offered in the plan at September 30, 2001 are:

- Fidelity Retirement Money Market Portfolio
- Emerson Electric Co. Common Stock
- Fidelity Magellan
- Fidelity Puritan
- Fidelity U.S. Bond Index Portfolio
- Fidelity Short-Term Bond Portfolio
- Fidelity Spartan U.S. Equity Index Portfolio
- Fidelity Low Priced Stock
- Fidelity Freedom 2010
- Fidelity Freedom 2020
- Fidelity Growth Company
- Fidelity Diversified International
- MSI Small Co Growth
- Fidelity Equity Income II
- Fidelity Freedom 2030
- Fidelity Blue Chip
- Fidelity Freedom 2040
- Fidelity Freedom 2000
- Fidelity Freedom Income

Eliminated funds:

- Fidelity Worldwide
- Fidelity Asset Manager
- Fidelity Asset Manager: Growth
- Fidelity Asset Manager: Income

Prior to the Plan changes in October 1994, investment decisions for the profit sharing feature of the Plan were determined by the Profit Sharing Investment Committee. Such Plan assets were invested in cash equivalents, mutual funds, corporate equity securities, U.S. government securities, limited partnerships, and life insurance policies. As of September 30, 2001, the only asset remaining from the previous investment options are life insurance policies.

Plan participants previously had the discretion to invest a portion of their respective profit sharing Plan assets in life insurance policies. The life insurance policies are owned by the Plan and the participants designate the beneficiaries. Participants may elect to terminate their life insurance policies at their discretion. The life insurance option was discontinued prior to 1990. All investments in life insurance are 100% vested.

(e) Allocation Provisions

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings and charged with an allocation of administrative expense. Allocations are based on participant eligible compensation, as defined. The only benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Company discretionary profit sharing contributions are allocated to participant accounts based upon the ratio of a participant's eligible compensation to total eligible compensation of all Plan participants.

Nonvested Company 401(k) matching contributions, which are forfeited (as defined in the Plan), are used to reduce Company matching contributions. Nonvested Company discretionary profit sharing contributions, which are forfeited (as defined in the Plan), are allocated to Plan participants consistent with Plan provisions for the allocation of Company discretionary profit sharing contributions. The match and profit sharing forfeited amounts that were redistributed for the years ended September 30, 2001 and 2000 were $361,386 and $125,153, respectively.

(f) Withdrawals and Payment of Benefits

Upon a participant's retirement, death, disability, or other termination of employment with the Company, the entire vested balance in the participant's account may be distributed or, if the participant's vested account balance is at least $5,000, deferred until as late as age 65, at the participant's election.

Participants continuing in the service of the Company who have not attained the age of 59 1/2 may withdraw, subject to penalty, their voluntary contributions if such withdrawal meets the requirements of a hardship withdrawal (as defined in the Plan). Participants who are at least 59 1/2 years of age may make withdrawals of their voluntary contributions without penalty. Participants who make withdrawals subject to penalty may neither contribute to the Plan nor have Company matching contributions made on their behalf for a period of 6 months after the effective date of such a withdrawal.

(Continued)

(2) Summary of Significant Accounting Policies

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Investment transactions are reflected on a trade date basis. Realized gains and losses from investment transactions are determined using average cost.

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis. Income is allocated to participants using a weighted average method.

In the Statements of Changes in Net Assets Available for Benefits, the net appreciation/(depreciation) in the fair value of investments consists of both the realized gains or losses and the unrealized appreciation/(depreciation) on those investments.

(a) Fair Value

Fair value of investments, other than participant loans and the cash surrender value of life insurance policies, is based on quoted market prices. Participant loans are stated at cost, which approximates fair value.

Life insurance policies purchased for individual participants, when such an investment option previously existed under the Plan, are valued at the cash surrender value of such policies as of December 31, 2000 and December 31, 1999, which approximates fair value.

(b) Participant Loans

Participants have the ability to withdraw up to 50% (not to exceed $50,000) of their vested account balance in accordance with a loan provision of the Plan. Participant loans bear an interest rate of prime plus 1% (as defined in the Plan). Interest rates on loans outstanding at September 30, 2001, vary between 7.75% to 10.50%. The interest rate is established upon the issuance of the loan and remains fixed until the loan is totally repaid. Such loans must be repaid in no fewer than 12 months and no longer than 60 months, and are due in full upon a participant's termination of employment. A participant may have only one loan outstanding at any point in time.

(c) Payment of Benefits and Expenses

Benefits are recorded when paid. Expenses incurred in connection with the Plan are paid by the Company or at the Company's discretion, by the Plan. Annual premiums on life insurance policies are due on December 31 of each year and are paid from the participants prior year discretionary profit sharing contributions. If the prior year discretionary profit sharing contributions are not adequate to pay the annual premium, the shortage is to be paid from the participants profit sharing balance.

(Continued)

(d) Use of Estimates

The preparation of financial statements requires the Plan Administrator to make certain estimates and assumptions that affect the reported amounts of net assets available for benefits and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from these estimates.

(3) Investments

The following investments represent 5 percent or more of the Plan's net assets as of September 30, 2001 and 2000 are as follows:

	2001	2000
Fidelity Magellan Fund, 324,537 and 331,843 shares, respectively	$ 30,516,235	44,413,831
Fidelity Retirement Money Market Fund, 29,772,121 and 16,310,110 units, respectively	29,772,121	16,310,110
Fidelity Puritan Fund, 871,044 and 802,510 shares, respectively	14,685,804	15,143,356
Emerson Electric Co. Common Stock Fund, 610,677 and 657,451 units, respectively	11,023,070	16,913,593
Fidelity Spartan U.S. Equity Index Fund, 257,356 and 279,245 shares, respectively	9,483,568	14,221,971

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $28,604,600 and appreciated in value by $7,871,180 in 2000:

	2001	2000
Mutual funds	$ (28,722,475)	7,865,397
Common stocks and other	117,875	5,783
Net appreciation/(depreciation)	$ (28,604,600)	7,871,180

(Continued)

(4) Tax Status

The Internal Revenue Service has determined and informed the Company, by a letter dated May 8, 1997, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving this determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(5) Plan Termination

Although the Company has not expressed any intent to do so, it has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in the Company contributions in their accounts. Expenses of the Plan, if any, shall be paid first, then the participant's balances shall be distributed after deducting such expenses.

(6) Related Party Transactions

Certain plan investments are shares of mutual funds managed by parties related to the Plan's trustees, Fidelity Management Trust Company and Northern Trust Corporation. The Plan also holds investments in Emerson Electric Co. common stock. These transactions qualify as party-in-interest.

Schedule I

LIEBERT CORPORATION PROFIT SHARING PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

September 30, 2001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Cash equivalents:			
*	Fidelity Retirement Money Market Portfolio	29,772,121 Units	$ **	29,772,121
*	Northern Trust Short-term Investment Fund	903 Units	**	903
	Total cash equivalents		**	29,773,024
	Mutual funds:			
*	Fidelity Magellan	324,537 Shares	**	30,516,235
*	Fidelity Puritan	871,044 Shares	**	14,685,804
*	Fidelity Spartan U.S. Equity Index Portfolio	257,356 Shares	**	9,483,568
*	Fidelity Short-Term Bond Portfolio	650,019 Shares	**	5,772,169
*	Fidelity U.S. Bond Index Portfolio	322,001 Shares	**	3,532,350
*	Fidelity Low Price Stock	97,061 Shares	**	2,301,306
*	Fidelity Freedom 2010	167,306 Shares	**	2,021,056
*	Fidelity Freedom 2020	167,967 Shares	**	1,955,137
*	Fidelity Growth Company	22,256 Shares	**	965,698
*	Fidelity Diversified International	54,995 Shares	**	960,210
*	MSI SM Co Growth	114,196 Shares	**	839,341
*	Fidelity Equity Inc II	30,711 Shares	**	603,461
*	Fidelity Freedom 2030	44,782 Shares	**	511,412
*	Fidelity Blue Chip	10,549 Shares	**	400,121
*	Fidelity Freedom 2040	40,601 Shares	**	269,183
*	Fidelity Freedom 2000	12,006 Shares	**	136,393
*	Fidelity Freedom Income	9,428 Shares	**	101,355
	Total mutual funds		**	75,054,799
	Corporate equity securities:			
*	Emerson Electric Co.	610,677 Units	**	11,023,070
	Total equity securities		$ **	11,023,070
	Other investments:			
-	Participant loans	449 Loans	**	2,570,788
-	New England Financial	141 Policies	**	1,171,486
	Total other investments		**	3,742,274
	Total investments		$ **	119,593,167

* Qualifies as a party-in-interest transaction.
**Amounts are excluded in accordance with IRS form 5500 instructions Schedule H, line 4i, as all assets are participant directed.

See accompanying independent auditors' report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

LIEBERT CORPORATION PROFIT SHARING PLAN

By: ______________________

Thomas A. Vennemeyer, Member
of the Administration Committee

Date: March 11, 2002

KPMG

191 West Nationwide Boulevard
Suite 500
Columbus, OH 43215-2568

Telephone 614 249 2300
Fax 614 249 2348

Administrative Committee
Liebert Corporation Profit Sharing Plan:

We consent to incorporation by reference in the registration statement No. 33-34948 on Form S-8 of Emerson Electric Co., of our report dated January 11, 2002, relating to the statements of net assets available for benefits of the Liebert Corporation Profit Sharing Plan as of September 30, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years ended September 30, 2001 and 2000, and the related supplemental schedule, which report appears in the September 30, 2001, annual report on Form 11-K of Emerson Electric Co.

KPMG LLP

Columbus, Ohio
March 11, 2002